NXT ENERGY SOLUTIONS INC
As at and for three and nine months ended September 30, 2009

NXT ENERGY SOLUTIONS INC
Consolidated Balance Sheets
(Unaudited) (Expressed in Canadian dollars except share data)

	September 30, 2009	December 31, 2008

Assets
Current assets:
Cash and cash equivalents	$5,669,965	$146,065
Short term investments	—	6,748,105
Accounts receivable	77,927	20,569
Prepaid expenses and other	38,177	57,159

	5,786,069	6,971,898

Oil and natural gas properties	7,315	7,315
Other property and equipment	643,910	621,396

	$6,437,294	$7,600,609

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables	$351,350	$359,535
Other accrued liabilities [note 3]	303,949	256,624
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation [note 5]	20,000	20,000

	685,983	646,843
Long term liabilities:
Capital lease obligation	18,892	24,811
Asset retirement obligation [note 5]	31,172	28,997
Derivative liability [note 6]	155,083	—

	891,130	700,651

Future operations [note 1]
Subsequent event [note 12]

Shareholders’ equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited [note 7]
Issued: 30,701,796 shares as of September 30, 2009 (December 31, 2008 - 30,676,796)	51,934,360	51,884,121
Contributed capital	3,781,342	3,519,072
Deficit	(54,369,473)	(52,703,170)
Accumulated other comprehensive income	710,935	710,935

	5,546,164	6,899,958

	$6,437,294	$7,600,609

Signed “George Liszicasz”	Signed “Brian Kohlhammer”

George Liszicasz, Director	Brian Kohlhammer, Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended September 30,		For the nine months ended September 30,

	2009	2008	2009	2008

Revenue
Survey revenue	$—	$1,200,000	$2,638,560	$2,944,470
Oil and natural gas revenue	447	(6,750)	874	4,439

	447	1,193,250	2,639,434	2,948,909

Expense
Survey cost	(26,888)	68,803	1,078,812	211,084
Oil and natural gas operating expenses	—	11,568	6,818	12,564
Administrative	1,064,739	1,137,645	3,096,660	2,739,441
Depletion of oil and natural gas properties	—	—	—	4,372
Amortization and depreciation	44,871	46,893	130,547	122,155

	1,082,722	1,264,909	4,312,837	3,089,616

	(1,082,275)	(71,659)	(1,673,403)	(140,707)

Other expense (income)
Interest income	(8,953)	(52,779)	(78,177)	(176,856)
Loss (gain) on foreign exchange	158,588	(6,727)	132,817	(26,115)
Gain on sale of property	(21)	—	(1,037)	(20,325)
Other	—	90,000	—	90,000
Abandonment of oil and natural gas properties	1,558	188,486	6,661	188,486

	151,172	218,980	60,264	55,190

Net loss before income tax	(1,233,447)	(290,639)	(1,733,667)	(195,897)

Income tax recovery [note 4]	263,856	—	—	—

Net loss and comprehensive loss	$(969,591)	$(290,639)	$(1,733,667)	$(195,897)

Net loss per share unit [note 7]
Basic	$(0.03)	$(0.01)	$(0.06)	$(0.01)
Diluted	$(0.03)	$(0.01)	$(0.06)	$(0.01)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008

Operating activities
Net income (loss)	$(969,591)	$(290,639)	$(1,733,667)	$(195,897)

Amortization and depreciation	44,871	46,893	130,547	122,155
Depletion of oil and natural gas properties	—	—	—	4,372
Abandonment of oil and natural gas properties	1,558	—	6,661	—
Stock-based compensation expense	112,254	144,843	484,717	445,585
Gain on sale of property	(21)	—	(1,037)	(20,325)
Asset retirement obligations paid	(833)	188,486	(4,486)	188,486
Changes in non-cash working capital
Accounts receivable	2,384,167	1,806,829	(57,358)	823,872
Prepaid expenses and other	38,314	96,334	18,982	90,479
Unearned revenue	—	(1,831,694)	—	(2,232,470)
Trade payables	(130,831)	190,227	(8,185)	18,865
Other accrued liabilities	(520,522)	93,652	47,325	78,313

Net cash generated (used) by operating activities	959,366	444,931	(1,116,501)	(676,565)

Financing activities
Repayment of capital lease	(2,015)	(1,851)	(5,919)	(5,438)
Payment of registration penalty	—	—	—	(178,540 , )
Issue of common shares, net of issuance costs	—	24,675	50,239	1,484,919

Net cash generated (used) by financing activities	(2,015)	22,824	44,320	1,300,941

Investing activities
Invested in other property and equipment	(28,627)	(162,011)	(154,079)	(265,724)
Invested in oil and natural gas properties	—	—	—	(3,177)
Proceeds on sale of property	151	—	2,055	47,400
Decrease (increase) in short term investments	848,003	(1,205,015)	6,748,105	(2,061,220)

Net cash generated (used) by investing activities	819,527	(1,367,026)	6,596,081	(2,282,721)

Net cash inflow (outflow)	1,776,878	(899,271)	5,523,900	(1,658,345)
Cash and cash equivalents, beginning of period	3,893,087	1,229,222	146,065	1,988,296

Cash and cash equivalents, end of period	$5,669,965	$329,951	$5,669,965	$329,951

Cash interest paid	$656	$819	$2,094	$2,574

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Shareholders’ Equity
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008

Common Shares
Balance at the beginning of the period	$51,934,360	$51,831,580	$51,884,121	$49,789,695

Issued upon exercise of stock options and warrants	—	37,607	—	2,035,096
Issued through private placement; net of issue
costs	—	—	50,239	—
Shares issued for services	—	—	—	44,396

Balance at end of the period	51,934,360	51,869,187	51,934,360	51,869,187

Preferred Shares

Balance at the beginning and end of the period	3,489,000	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of the period	3,690,192	3,179,704	3,519,072	3,416,207
Opening balance adjustment upon adoption of
change in accounting policy [note 2]	—	—	(108,779)	—
Fair market value of options and warrants	91,150	144,843	371,049	445,585
Contributed capital transferred to shares pursuant
to exercise of options and warrants	—	(12,932)	—	(550,177)

Balance at end of the period	3,781,342	3,311,615	3,781,342	3,311,615

Deficit
Balance at the beginning of the period	(53,399,882)	(51,467,137)	(52,703,170)	(51,561,879)
Opening balance adjustment upon adoption of
change in accounting policy [note 2]	—	—	67,364	—
Net loss for the period	(969,591)	(290,639)	(1,733,667)	(195,897)

Balance at end of the period	(54,369,473)	(51,757,776)	(54,369,473)	(51,757,776)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935	710,935	710,935

Total Shareholders’ Equity end of period	$5,546,164	$7,622,961	$5,546,164	$7,622,961

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder’s equity.

NXT ENERGY SOLUTIONS INC
Notes to the Consolidated Financial Statements
As at and for the three and nine month period ended September 30, 2009
(Unaudited) (Expressed in Canadian dollars)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc (“we”, “company” or “NXT” ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada. In November 2007 at our Annual General Meeting the shareholders voted on and approved changing our name. Effective September 22, 2008 our name changed from Energy Exploration Technologies Inc to NXT Energy Solutions Inc.

We own a proprietary technology called Stress Field Detection (“SFD™”). SFD™ is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT’s current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD™ was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD™ surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD™ identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

The company is in the early stage of commercializing its SFD™ technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD™ services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company’s ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

For the nine months ended September 30, 2009 the company generated $2,638,560 of SFD™ survey revenue, incurred a net loss of $1,733,667 and used $1,116,501 of cash in operating activities.

The company anticipates generating both net income and cash from operations in future years with its business model; however this outcome cannot be predicted with certainty. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation
These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2008. These interim statements should be read in conjunction with the 2008 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Change in Accounting Policies
Effective for the company’s year end commencing January 1, 2009, the FASB issued new standards relating to business combinations and non-controlling interest. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

The FASB issued new guidance on accounting for derivative instruments and hedging activities which requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures under this new guidance include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. This standard is effective prospectively for periods beginning on or after November 15, 2008. It does not impact our financial statements as we do not have any derivative instruments or hedging activities except discussed below.

In June 2008, the FASB issued new guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the instrument falls outside the scope of the FASB’s standard for accounting for derivative instruments. This EITF became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect in the account principle to be recognized as an adjustment to the opening balance of retained earnings.

The adoption of this policy resulted in the company reducing contributed capital by $108,779, representing the historical value attributed to certain derivative instruments and then recording these instruments as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2008. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Income (Loss).

In May 2009, the FASB issued a new standard, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new standard became effective for the company’s interim reporting at June 30, 2009 and did not have a material impact on the company’s disclosures.

In June 2009, the FASB issued a revised hierarchy of generally accepted accounting principles which became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities effective for the company’s interim reporting period ending September 30, 2009. The adoption of this standard had no material impact on disclosures or amounts recorded in the company’s financial statements.

Consolidation
We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. As of September 30, 2009 and December 31, 2008 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

3. Accrued Liabilities

	As at
	September 30, 2009	December 31, 2008

Legal and accounting	$232,065	$198,570
Consultant fees	56,250	37,500
Other	15,634	20,554

	$303,949	$256,624

4. Income Tax Recovery

An income tax recovery was recorded in the third quarter of 2009 following confirmation that a Colombian withholding tax liability due for second quarter revenue was paid by the company’s Colombian client. This payment was made by the client pursuant to the terms of the executed SFD™ survey wherein all Colombian taxes were the responsibility of the client. This recovery offsets an income tax expense recorded in the second quarter of 2009.

5. Asset Retirement Obligation

The following table reconciles the asset retirement obligations:	Nine months ended September 30, 2009	12 months ended December 31, 2008

Asset retirement obligation, beginning of period	$48,997	$—
Additions in the year	4,486	208,307
Accretion	2,175	2,636
Costs incurred	(4,486)	(161,946)

Asset retirement obligation	$51,172	$48,997
Current portion of asset retirement obligation	20,000	20,000

Asset retirement obligation, end of period	$31,172	$28,997

6. Derivative Liability

Under the FASB’s fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company’s only financial instrument recorded at fair value on a recurring basis are the vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data. During the nine months ended September 30, 2009, we recorded an expense of $113,668 in regards to the vested contractor options. These expenses are included in the line item ‘Administrative’ on the company’s consolidated statement of loss.

The fair market value of these vested contractor options was calculated at September 30, 2009 and December 31, 2008 using the Black Scholes options valuation model.

The following table outlines the change in the derivative liability value in the year:

Balance as at December 31, 2008	$—
Adjustment to opening balance upon adoption of change in accounting policy [note 2]	41,415
Increase in value	113,668

Balance as at September 30, 2009	$155,083

7. Common Shares

The following table provides a continuity of common shares and value since December 31, 2008.

	Common Shares
	Shares	Amount

As at December 31, 2008	30,676,796	$51,884,121
Transactions during the nine months ended September 30, 2009 Issued through private placement	25,000	50,239

As at September 30, 2009	30,701,796	$51,934,360

The company has an unlimited number of shares authorized.

Reconciliation of Earnings per Share Calculations
For the three months ended September 30, 2009

		Weighted average
	Net loss	shares outstanding	Per Share

Basic and diluted	$(969,591)	30,701,796	$(0.03)

For the nine months ended September 30, 2009

		Weighted average
	Net loss	shares outstanding	Per Share

Basic and diluted	$(1,733,667)	30,686,595	$(0.06)

For the three months ended September 30, 2008

		Weighted average
	Net loss	shares outstanding	Per Share

Basic and diluted	$(290,639)	30,636,216	$(0.01)

For the nine months ended September 30, 2008

	Net loss	Weighted average shares outstanding	Per Share

Basic and diluted	$(195,897)	30,247,129	$(0.01)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation as they were antidilutive.

8. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of September 30, 2009:

Range of exercise prices in U.S. dollars	Outstanding options	Weighted average exercise price of outstanding options	Options exercisable	Weighted average exercise price of exercisable options

Under $0.50	150,000	$0.40	—	—
$0.50 - $0.99	441,741	$0.74	351,741	$0.72
$1.00 - $1.99	1,451,463	$1.51	1,142,296	$1.48
$2.00 - $3.99	77,000	$2.64	39,667	$2.45
Over $4.00	300,000	$4.90	100,000	$4.90

	2,420,204	$1.76	1,633,704	$1.55

Range of exercise prices in U.S. dollars	Weighted average remaining contractual life (years)
Under $0.50	4.3
$0.50 - $0.99	1.9
$1.00 - $1.99	2.0
$2.00 - $3.99	1.5
Over $4.00	3.2

2.3

	For the nine months ended September 30, 2009		For the nine months ended September 30, 2008
Exercise prices in U.S. dollars	# of options	Weighted average exercise price	# of options	Weighted average exercise price

Outstanding at beginning of year	2,270,204	$1.90	2,348,371	$1.72
Granted	250,000	$0.56	403,500	$2.05
Forfeited	(100,000)	$2.12	(205,000)	$2.13
Exercised	—	—	(276,667)	$0.44

Options outstanding as at end of period	2,420,204	$1.76	2,270,204	$1.90

Exercisable as at end of period	1,633,704	$1.55	1,016,370	$1.24

Unvested options outstanding as of September 30, 2009 and 2008 generally vest over the three year period starting from the date of grant dependant on the continued provision of services. The options generally vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting.

Compensation Expense Associated with Grant of Options

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For nine months ended
	September 30, 2009	September 30, 2008

Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	104%	88%
Risk free interest rate (%)	1.5%	4%
Weighted average grant date fair market value per share	$0.36	$1.19
Intrinsic value of options exercised	—	$2.18

As of September 30, 2009 and 2008 there were U.S. $562,107 and U.S. $1,082,295 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

9. Warrants

	For the nine months ended September 30, 2009			For the nine months ended September 30, 2008
	# of warrants	Weighted average exercise price		# of warrants	Weighted average exercise price

Outstanding as at beginning of the period	150,000	$2.20	Cdn	2,776,560	$1.96	U.S.
Exercised	—	—		(702,543)	$2.00 U.S.
Expired	—	—		(1,924,017)	—

Outstanding as at end of the period	150,000	$2.20	Cdn	150,000	$2.20	Cdn

	For the nine months ended September 30, 2009		For the nine months ended September 30, 2008
Exercise prices	Outstanding warrants	Weighted average remaining contractual life (years)	Outstanding warrants	Weighted average remaining contractual life (years)

$2.20 Cdn	150,000	0.20	150,000	1.2

	150,000	0.20	150,000	1.2

The company has historically issued warrants in U.S. and Canadian dollars. At September 30, 2009, all warrants outstanding are exercisable in Canadian dollars.

10. Commitments and Contingencies

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $29,023.

On May 8, 2009 the company executed an aircraft charter agreement with a Calgary based aircraft charter company to provide aircraft, crew and maintenance services for SFD™ survey operations utilizing a fleet of Cessna Citation 560 series jet aircraft. NXT’s minimum aircraft charter commitment under this agreement is Cdn. $396,250 prior to the anniversary date of the agreement. Through October 31, 2009 we have consumed 70% of the hours committed to in the agreement.

11. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year’s presentation.

12. Subsequent Event

The company has evaluated subsequent events to November 25, 2009.

In October 2009 the company executed a contract with a new client, a Colombia-based international oil and gas company, to conduct an SFD™ survey in Colombia. The contract calls for NXT to complete a U.S. $576,000 survey and to provide the client an option to receive a second survey for an additional U.S. $360,000. In addition, the client shall pay a fee for the mobilization of the aircraft. The survey commenced the first week of November and is scheduled to complete in 2009.